WISeKey Appoints Gwenael Rouy-Poirier as Chief Financial Officer of WISeSat, its Satellite Connectivity Subsidiary

Geneva, Switzerland, February 10, 2026 – WISeKey International Holding Ltd (“WISeKey” or the “Company”) (SIX: WIHN, Nasdaq: WKEY), a global leader in cybersecurity, digital identity and Internet of Things (IoT) solutions, today announced the appointment of Gwenael Rouy-Poirier as Chief Financial Officer of its subsidiary WISeSat.Space Corp. (“WISeSat”) specialized in space-technology and secure satellite communications for IoT applications, effective February 2, 2026.

Of note, in November 2025, WISeSat announced a Business Combination Agreement with Columbus Acquisition Corp. (Nasdaq: COLA), a Cayman Islands–based public SPAC, paving the way for WISeSat to be listed on the Nasdaq Stock Exchange.

In his role, Mr. Rouy-Poirier will lead WISeSat’s finance, strategy and capital-markets activities as the business enters its next phase of growth as a secure satellite communications platform focused on IoT, defense and critical infrastructure applications. He will play a central role in strengthening financial governance, driving execution discipline, and enhancing investor readiness, while advancing value-creation initiatives that support WISeSat’s long-term ambition to scale its satellite-based secure connectivity services globally.

Mr. Rouy-Poirier brings over 25 years of international finance and operational leadership experience across aerospace, defense, industrial technology and advanced manufacturing, spanning both listed and private-equity-owned environments. He has held senior Group and divisional CFO roles at global industrial leaders including GKN Aerospace, Honeywell and Danaher, and has led complex transformation, restructuring, M&A and capital-markets initiatives across Europe, North America and Asia.

Mr. Rouy-Poirier currently serves as a board member and audit committee member of Coda Octopus Group (Nasdaq: CODA), a listed defense technology group, and sits on the Advisory Board of Bridgology, a Swiss-based infrastructure SaaS scale-up. Most recently, he has advised industrial and technology businesses on strategic finance, value creation and transaction execution. He brings deep experience in governance, investor communication and scaling finance organizations in regulated and capital-intensive environments, capabilities directly relevant to WISeSat’s positioning at the intersection of space, defense and critical infrastructure.

Mr. Rouy-Poirier holds a Master’s degree from EDHEC Business School, a French Baccalauréat in Mathematics and Science, and is a qualified private pilot.

Mr. Rouy-Poirier commented: “I am delighted to join WISeSat at this important stage of its evolution, as it prepares for its planned listing on the Nasdaq. Secure satellite connectivity is becoming a critical enabler for defense, IoT and sovereign infrastructure, and WISeSat occupies a unique position within the WISeKey ecosystem. I look forward to working with the team to strengthen financial discipline, support growth and ensure WISeSat is well positioned to meet the expectations of U.S. public-market investors, while delivering long-term value for stakeholders.”

Carlos Moreira, Founder and CEO of WISeKey, commented: “We are very pleased to welcome Gwenael as CFO of WISeSat at a pivotal moment in its development. His extensive experience as a senior finance leader in complex, technology-driven and highly regulated industries bring exactly the rigor, credibility and execution focus required, as WISeSat scales its operations and engages with the capital markets. Gwenael will be a key partner to the management team as we build a robust and financially disciplined satellite platform.”

John O’Hara, CFO of WISeKey, noted, “Gwenael joins us as CFO of WISeSat at an important time for the satellite communications industry, as demand for resilient, high-performance connectivity continues to accelerate. Gwenael’s depth of financial leadership and experience supporting capital-intensive, technology-driven businesses will be instrumental as we scale our capabilities and invest in our growth. I look forward to working closely with him as WISeSat prepares for the next phase of becoming a public company.”

About WISeSat.Space

WISeSat.Space AG is pioneering a transformative approach to IoT connectivity and climate change monitoring through its innovative satellite constellation. By providing cost-effective, secure, and global IoT connectivity, WISeSat is enabling a wide range of applications that support environmental monitoring, disaster management, and sustainable practices. The integration of satellite data with advanced climate models holds great promise for enhancing our understanding of climate change and developing effective strategies to combat its impacts. As the world continues to grapple with the challenges of climate change, initiatives like WISeSat’s IoT satellite constellation are essential for creating a more resilient and sustainable future.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Disclaimer

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com